Filed by Citizens Republic Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Citizens Republic Bancorp, Inc.

(Commission File No. 001-33063)

On September 13, 2012, Citizens Republic Bancorp, Inc. (“Citizens”) and FirstMerit Corporation announced that they had entered into an Agreement and Plan of Merger. In connection with this announcement, Citizens disseminated the following to its employees.

Citizens Republic Bancorp

Client FAQ

On September 13, 2012, Citizens announced that we would be combining with FirstMerit Corporation. For our clients, this combination will offer greater convenience by doubling our branch and ATM network, which will be expanded across the upper Midwest, and will provide access to an enhanced suite of products and services. Pending shareholder and regulatory approval, the transaction is expected to close in the second quarter of 2013.

Q:	Who is FirstMerit Corporation?

A:

With $14.6 billion in assets, FirstMerit Corporation is the 42nd largest bank holding company in the US. Founded in 1845, FirstMerit provides a complete range of banking and other financial services to consumers and businesses through its core operations.

FirstMerit was awarded an “Outstanding” rating of performance under the Community Reinvestment Act, was the 2011 Greenwich Associates Small Business Banking Excellence Award winner for Financial Stability and Treasury Management – Customer Service and was also recognized for Treasury Management – Overall Satisfaction in the Midwest for Middle Market Banking. FirstMerit was awarded the highest customer satisfaction in Ohio by JD Power & Associates in 2012 for the 6th consecutive year. You can find more information about FirstMerit on their web site, www.firstmerit.com.

Q:	Where is FirstMerit headquartered?

A:	FirstMerit is headquartered in Akron, Ohio, and has 196 branches and 204 ATMs throughout Ohio, Western Pennsylvania, and Chicago, Illinois areas.

Q:	What are the benefits of this merger?

A:	The transaction creates a contiguous Midwest banking franchise with significant size and scale. This merger will offer clients greater convenience through an expanded branch and ATM network. Our clients will also have access to an enhanced suite of products and services. The combined organization will have approximately 415 branches and 452 ATMs across Western Pennsylvania, Ohio, Michigan, Wisconsin and Illinois.

Q:	Will Citizens’ name change?

A:	It is anticipated that Citizens’ branches and ATMs will be rebranded as FirstMerit Bank some time in 2013.

Q:	Will there be any changes to my account?

A:	The transition should be seamless for our clients. At this time, your account(s) will remain the same. As we work to merge our organizations, clients will be offered access to an enhanced suite of products and services. We will provide more information as it becomes available in the coming weeks. As always, we will continue to work with you to address your banking needs.

Q:	Should I use the same checks, PINs and other account information?

A:	Yes, you should continue to use your same checks. In addition, you can continue to use the same ATM, debit/check cards and credit cards.

Q:	When can I start using FirstMerit branches and ATMs?

A:	For now, you should continue to use Citizens’ branches and ATMs. As we work to merge our organizations, you will receive information on when you can start using FirstMerit branches and ATMs.

Q:	Will Citizens close any of its branches?

A:	At this time, all branches and ATMs will remain the same. As we move through the integration, we will provide more information on specific branches and ATMs.

Q:	Will you continue to support our local communities?

A:	Both organizations are dedicated to the communities we serve.

Q:	If I own Citizens stock, how does this transaction affect me?

A:	As a shareholder, you will be asked to vote to approve the transaction and you will receive a proxy statement and voting materials that will provide you with more information on how to vote your shares.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FirstMerit Corporation (“FirstMerit”) and Citizens Republic Bancorp, Inc. (“Citizens”), FirstMerit will file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of FirstMerit and Citizens that also constitutes a prospectus of FirstMerit. FirstMerit and Citizens will deliver the joint proxy statement/prospectus to their respective shareholders. FirstMerit and Citizens urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstMerit’s website (www.firstmerit.com) under the heading “Investors” and then under the heading “Publications and Filings.” You may also obtain these documents, free of charge, from Citizens’ website (www.citizensbanking.com) under the tab “Investors” and then under the heading “Financial Documents” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

FirstMerit, Citizens, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstMerit and Citizens shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstMerit and Citizens shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about FirstMerit’s executive officers and directors in its definitive proxy statement filed with the SEC on March 8, 2012. You can find information about Citizens’ executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2012. Additional information about FirstMerit’s executive officers and directors and Citizens’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from FirstMerit and Citizens using the contact information above.

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